UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

May 15, 2019

In accordance with article 28 of the Single Revised Text of the Securities Market Law, approved by Supreme Decree No. 093-2002-EF and by the Regulation of Relevant Information Communication and Reserved Information, approved by Resolution SMV N° 005-2014-SMV/01, Graña y Montero S.A.A. (the “Company”) inform as a Relevant Information Communication the following:

A.
WHEREAS, on May 9, 2019, the capital increase for capital contributions communicated by the Company through Relevant Information Communication on November 6, 2018[1]  and November 14, 2018[2]  (the "Capital Increase"), was registered in the Company. In this sense, in compliance with the Regulation of Relevant Information Communication and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, are attached to this communication: (i) the public deed of the Capital Increase, granted by the Public Notary of Lima, Dr. Eduardo Laos de Lama, on April 4, 2019; and, (ii) the entry B00012 of Item No. 11028652 of the Registry of Legal Entities of Lima, which accredits the registration of the Capital Increase.

B.
WHEREAS, on May 23, 2019, the common shares resulting from the Capital Increase will be delivered in favor of their holders, through the availability of Definitive Physical Certificates, in exchange of the Provisional Certificates. The delivery date has been determined in compliance with the Regulation of the Record, Registration and Delivery Date, approved by Resolution CONASEV No. 069-2006-EF/94.10 and amended by Resolution SMV No. 007-2017-SMV/01.

The Definitive Physical Certificates will be available to the beneficiaries at the Company Offices, located at 4675 Paseo de la Republica Avenue, Surquillo, Lima – Peru through the following contact persons:

Contact: Ricardo Mego Paucar, Renzo Arbocco Illescas, Paola Pastor Aragon, Fredy Chalco Aguilar and/or Andres Villalobos Chocano.
Phone: 213-6565 + Annexes described below:
Annexes/E-mails:
•            Ricardo Mego Paucar: 6449/Ricardo.mego@gym.com.pe
•            Renzo Arbocco Illescas: 6411/Renzo.arbocco@gym.com.pe
•            Paola Pastor Aragon: 6573/Paola.pastor@gym.com.pe
•            Fredy Chalco Aguilar: 6515/Fredy.chalco@gym.com.pe
•            Andres Villalobos Chocano: 6804/Andres.villalobos@gym.com.pe
Business Hours: Monday to Friday, from 09:00 a.m. to 06:00 p.m.

In order to proceed with the delivery of the Definitive Physical Certificates, the interested parties must presented a copy of their IDs in the case of natural persons and, in the case of legal entities, carrying: (i) letter signed by the legal representative of the legal entity with legalized signatures requesting the delivery of the Definitive Physical Certificates to a specific representative; (ii) legalized copy of the power of attorney authorizing the issuance of the Definitive Physical Certificates; (iii) validity of the power of attorney of the legal representative issued no more than thirty days ago; and, (iv) copy of the ID of the legal representative.

C.
WHEREAS, according to the applicable legislation, in order to carry out operations in the Lima Stock Exchange, the common shares resulting from the Capital Increase must be previously dematerialized in the registries of CAVALI S.A. I.C.L.V. To that effect, the holders of the common shares are requested to execute the dematerialization and book entry process in a timely manner.

[1]	File N° 2018043886 and File N° 2018043887.
[2]	File N° 2018045114.

Relevant information for the Investor:

The common shares issued as a consequence of the Capital Increase agreed through the General Shareholders Meeting and Board of Directors Meeting held on November 6, 2018 have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction outside of Peru.

Such common shares will be available to investors only in Peru pursuant to applicable Peruvian law and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. The common shares may not be offered, sold or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: May 15, 2019